March 6, 2012

Via EDGAR Transmission

Mr. Christian Windsor

Special Counsel

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Park National Corporation

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the Quarter Ended June 30, 2011

Filed August 15, 2011

File No. 001-13006

Dear Mr. Windsor:

In response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated September 29, 2011, related to the Form 10-K of Park National Corporation (“Park”, the “Company” “we” or “our”) for the year ended December 31, 2010 (the “2010 Form 10-K”) and the Form 10-Q of Park for the quarterly period ended June 30, 2011 (the “June 30, 2011 Form 10-Q”), we previously submitted communication to you via EDGAR transmission on October 11, 2011. Park’s management subsequently participated in conversations with various Commission personnel regarding the status of our appeal of the findings by Vision Bank’s regulators regarding our ASC 310 impairment analysis for certain impaired commercial loans at Vision Bank which were the subject of guarantor support. This communication is being submitted to provide via EDGAR transmission e-mail correspondence that had been shared directly with Commission personnel.

As noted below, Park is contemporaneously submitting requests for confidential treatment pursuant to 17 C.F. R. Section 200.83 (each, a “Confidential Treatment Request”) with respect to the documents referred to in the respective e-mail correspondence as they are the subject of exemptions provided under the Freedom of Information Act. These documents are being supplied to the respective members of the Staff of the Division of Corporation Finance of the Commission separately from this correspondence and accompanied by appropriate written requests for confidential treatment.

The following e-mail correspondence had previously been shared directly with Commission personnel and is being submitted herewith via EDGAR transmission:

1)	On Tuesday, December 13, 2011, John Kozak, Chief Financial Officer of Park, sent an e-mail to Erin Purnell, which included the following message:

We received this e-mail on Friday afternoon from the FDIC concerning our appeal of the examination report for Vision Bank. As we discussed a few minutes ago, we are in the process of filing a Form 8-K to indicate that we have received the letter and we are talking to our external auditors about our next step. Our auditors continue to feel strongly that our accounting for these loans is in accordance with GAAP. The letter indicates that we should re-file the Call Report for Vision Bank at year-end 2010. Our external auditors do not believe that we should restate our financial statements at year-end 2010. They prefer that we write-off the remaining loans during the fourth quarter of 2011. The proposed restatement is for $19 million, but the loan balances have been reduced to $9 million by September 30, 2011. As we discussed, I would like to talk to someone at the SEC about this. Thanks for all of your help.

The letter referenced in the e-mail communication above is excluded from this correspondence and being separately submitted as an appendix to a Confidential Treatment Request.

2)	On Friday, January 13, 2012, Matt Miller, a Vice President in Park’s accounting department, sent an e-mail to Hugh West, which included the following message:

Please find attached the confidential memo that John Kozak mentioned in his voice mail to you earlier this morning.  The memo addresses the questions that you and your team from the SEC provided during our call on Monday, January 9th.  After you have a chance to read through the memo, please give John a call at 740-349-3792 to discuss any questions that you may have and next steps.

The confidential memo referenced in the e-mail communication above is excluded from this correspondence and being separately submitted as an appendix to a Confidential Treatment Request.

In responding to the Commission’s comments and supplemental questions, management of Park acknowledges the following:

•	Park’s management is responsible for the adequacy and accuracy of the disclosures in Park’s filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Park takes very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings.

If you have any questions regarding this correspondence, please contact me at (740) 349-3792.

Sincerely,

/s/ John W. Kozak

John W. Kozak

Chief Financial Officer